Grantham, Mayo, Van Otterloo & Co. LLC

MEMORANDUM

To:              David Lyons
Matthew Dunlap

From:              Judith Lyden

cc:              Andy Luu

Date:              October 26, 2011

Re:              GMO Trust - Item 77 Attachments - Form N-SAR
For Period March 1, 2011 through August 31, 2011 (and current)

Item 7:
New Series:
•	Effective May 20, 2011, a new series of GMO Trust became effective: GMO Benchmark Free Fund
•	Effective June 30, 2011, a new series of GMO Trust became effective:, GMO Asset Allocation International Small Companies Fund
•	Effective June 30, 2011, a new series of GMO Trust became effective:, GMO International Large Cap Value Fund* (see name change below)
•	Effective June 30, 2011, a new series of GMO Trust became effective:, GMO International Large/Mid Cap Value Fund
•	Effective September 12, 2011, a new series of GMO Trust became effective: GMO Global Focused Equity Fund
Effective September 12, 2011,  a new series of GMO Trust became effective: GMO International Intrinsic Value Extended Markets Fund
•	Effective date to be determined for new series of GMO Trust: GMO Resources Fund

Name Changes:
•	*Effective June 30, 2011, GMO International Large Cap Value Fund changed its name to: GMO International Large/Mid Cap Value Fund
•	Effective September 15, 2011, GMO Global Balanced Asset Allocation Fund changed its name to: GMO Global Asset Allocation Fund

Other changes to existing funds:
•
Alternative Asset Opportunity Fund : As described in Note 11 of the financial statements, effective October 3, 2011, the Fund implemented a new investment strategy. In accordance with that new strategy, the Fund changed its investment objective, benchmark, principal risks and GMO changed its voluntary management fee waiver.

Item 77E:  Legal Proceedings
Series 15 – GMO Emerging Markets Fund
Indian regulators alleged in 2002 that the Fund violated some conditions under which it was granted permission to operate in India and have restricted the Fund’s locally held assets pending resolution of the dispute. Although these locally held assets remain the property of the Fund, a portion of the assets are not permitted to be withdrawn from the Fund’s local custodial account located in India. The amount of restricted assets is small relative to the size of the Fund, representing approximately 0.05% of the Fund’s total net assets as of August 31, 2011. The effect of this claim on the value of the restricted assets, and all matters relating to the Fund’s response to these allegations are subject to the supervision and control of the Trust’s Board of Trustees. The Fund’s costs in respect of this matter are being borne by the Fund.

Series 41 – GMO Special Purpose Holding Fund
As disclosed in the Fund’s financial statements, the Fund has litigation pending against various entities related to the default of certain of the NPF Securities. For the period ended August 31, 2011, the Fund received no distributions in conjunction with a settlement agreement related to the default of those securities. The outcome of the lawsuits against the remaining defendants is not known and any potential recoveries are not reflected in the net asset value of the Fund. To the extent additional recoveries are realized, such recoveries may be material to the net asset value of the Fund.

Series 17 - GMO Emerging Country Debt Fund
In December 2005, the Fund entered into litigation against the Government of Argentina (“Argentina”) relating to Argentina’s failure to make payments on sovereign debt held by the Fund. A judgment was awarded in the Fund’s favor on September 24, 2007; however, the Fund’s ability to collect on this judgment remains uncertain, and the Fund is not able to transfer or sell the judgment without court consent. In late May 2010, Argentina commenced a public debt exchange in which certain defaulted debts, including legal judgments on those debts, were eligible to be exchanged for currently performing Argentina Bonds. The eligible portion of the Fund’s judgment was tendered in the debt exchange and the Fund received new bonds in June 2010. The remaining portion of the Fund’s judgment, which continues to be valued according to the Fund’s valuation policy, represented 1.5% of the net assets of the Fund as of August 31, 2011.

In July 2008, the Fund entered into litigation against GNPA Limited (“GNPA”) (an entity wholly owned by the government of Ghana) seeking payment on an unconditional promissory note issued by GNPA. A judgment was awarded in the Fund’s favor in February 2010; however, the Fund’s ability to collect on this judgment remains uncertain. The defaulted promissory note, which continues to be valued according to the Fund’s valuation policy, represented less than 0.1% of the net assets of the Fund as of August 31, 2011. Costs associated with this action are borne by the Fund.

Peru Trust, Series 1998 I-P; Peru Trust, Series 97-I-P; and Peru Trust II, Series 98-A LB (the “Peru Trusts”) held by the Fund are currently in default. The Peru Trusts hold obligations of Istituto per i Servizi Assicurativi e il Credito all’Espotazione (“SACE”), the Italian Agency for Insurance of Export Credits. The obligations are payable only to the extent SACE recovers amounts from the Government of Peru (“Peru”) in relation to certain export insurance policies. Peru fully paid all of its obligations to SACE on August 24, 2009; however, payments to the Peru Trusts by SACE remain outstanding. Litigation between the Peru Trusts and SACE is pending in Italy with respect to the outstanding payments. The Peru Trusts’ ability to recover such payments, and the Fund’s corresponding ability to receive payment with respect to its investment in the Peru Trusts, remains uncertain. The Peru Trusts, which continue to be valued according to the Fund’s valuation policy, represented 0.1% of the net assets of the Fund as of August 31, 2011. Costs associated with this action are borne by the Fund.

In connection with the Fund’s purchase of Venezuelan bonds between 2000 and 2002, the Fund acquired warrants which (along with related payments on those warrants) have not been received in custody. The Fund’s trading counterparties have acknowledged their delivery obligations but have not necessarily accepted legal liability for payment. Because there can be no assurance that the Fund will receive the warrants (or related payments), the Fund values the warrants at fair value using methods determined in good faith by or at the discretion of the Trustees of GMO Trust. The value of any possible recovery is carried at $1,033,826, representing 0.1% of the net assets of the Fund on August 31, 2011.

Item 77I:  Terms of new or amended securities
No items to be updated at this time.  Upon approval and launch of funds noted above, the amendments to Declaration of Trust will be provided.

Item 77Q1:  Exhibits

(a)	Attached is a copy of the following Amendment to the GMO Trust Declaration of Trust during this period:

•
Amendment No. 3:  to establish three new series of the Trust:  GMO Asset Allocation International Small Companies Fund, GMO International Large Cap Value Fund and GMO Benchmark-Free Fund, dated April 27, 2011

•
Amendment No. 4:   to establish two new series of the Trust:  GMO International Intrinsic Value Extended Markets Fund and GMO Global Focused Equity Fund and to change the name of GMO International Large Cap Value Fund to GMO International Large/Mid Cap Value Fund, signed June 14, 2011

•
Amendment No. 5:  to establish a new series of the Trust:  GMO Resources Fund and to change the name of “GMO Global Balanced Asset Allocation Fund” to “GMO Global Asset Allocation Fund”, effective September 15, 2011

(c)	copies of the management contracts between GMO Trust, on behalf of all new series of GMO Trust (see above), and GMO LLC

Item 81:  Joint Fidelity Bond
•	Yes ($10M and a deductible of $100K)